MEMORANDUM

TO:	DeCarlo S. McLaren, Esq. Senior Counsel Disclosure Review and Accounting Office U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Legal Product Development
DATE:	April 30, 2021
SUBJECT:	Response to Comments for Initial Registration Statement filed on Form N-4 for File Nos. 333-252333 (Jackson Retirement Investment Annuity); Jackson National Separate Account - I of Jackson National Life Insurance Company; and Initial Registration Statement filed on Form N-4 for File No. 333-252332 (New York Jackson Retirement Investment Annuity); JNLNY Separate Account I of Jackson National Life Insurance Company of New York

This memorandum is in response to the comment you provided via phone on April 30, 2021 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comment and response apply to both registration statements referenced above. Excerpted pages of the Statutory Prospectus for File No. 333-252333, marked to show the change discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the documents. A pre-effective amendment to the above-referenced registration statements will subsequently be filed in response to the comments. Corresponding changes will be made to the Statutory Prospectus for File No. 333-252332.

Other Information (pp. 45-47)

1.With regard to our prior Comment No. 62 and your corresponding response, we agree with your reference to FINRA NTM 06-72 and the requirement that account statements include a notice advising customers to report errors promptly, however, please model your language more closely to the rule. The rule does not impose a limitation of 30 days on the customer's right to raise concerns over errors, nor does it permit an Issuer to disclaim liability for such errors.

Response: The Confirmation of Transactions section of the prospectus has been revised as follows:

“Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred you must notify us in writing promptly upon of receipt of the statement so that we can make any appropriate adjustments.” (p. 1)

Please contact me at (517) 331-4262 if you have any questions or require additional information.

•Standardized average annual total return is calculated in accordance with SEC guidelines.

•Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

•Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the Accumulation Unit value by dividing the increase (decrease) for that unit by the Accumulation Unit value at the beginning of the period. Performance will reflect the deduction of the Core Contract Charge and may reflect the deduction of the annual contract maintenance charge, but will not reflect charges for add-on benefits except in performance data used in sales materials that promote those add-on benefits. The deduction of charges for add-on benefits would reduce the percentage increase or make greater any percentage decrease.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred you must notify us in writing promptly upon of receipt of the statement so that we can make any appropriate adjustments.

Delivery of Fund Reports. Paper copies of the Funds’ annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from Jackson. Instead, the reports will be made available at www.jackson.com/product-literature-3.html, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future annual and semi-annual Fund reports in paper free of charge. Your election to receive annual and semi-annual Fund reports will apply to all Funds described herein.

Legal Proceedings. Jackson and its subsidiaries are defendants in class actions and a number of civil proceedings arising in the ordinary course of business and otherwise. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

Rule 12h-7 Reliance. Jackson is relying on Securities and Exchange Commission (“SEC”) Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.
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